Filed by: Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No.: 333-258691

SES Announces Signing of “A-sample” Joint Development Agreement with Honda, the Largest Investor in the SES-Ivanhoe Capital PIPE Financing

•	Honda joins General Motors and Hyundai Motor Company as the third major global car manufacturer to enter into an “A-sample” joint development agreement with SES.
•	Honda previously agreed to be the largest single investor in the $275 million PIPE financing in connection with the pending SES-Ivanhoe business combination.
•	Honda is joining industry leaders General Motors, Hyundai Motor Company, Geely Holding Group, SAIC Motor and Foxconn as the sixth major global car manufacturer to invest in the combined company.

BOSTON, MA – January 19, 2022 SES Holdings Pte. Ltd. (SES), a global leader in the development and production of high-performance hybrid lithium-metal (Li-Metal) rechargeable batteries for electric vehicles (EVs) and other applications, announced today that it entered into a Joint Development Agreement with Honda Motor Co. Ltd. (Honda) to develop Li-Metal batteries as part of Honda’s next generation battery strategy. The partnership marks a key milestone on SES’ strategic roadmap to achieve commercial production of hybrid Li-Metal batteries for electric vehicles. Honda joins General Motors and Hyundai Motor Company as the third major global car manufacturer to enter into an “A-sample” joint development agreement with SES.

Honda previously agreed to invest in the combined company as part of the common stock private investment in public equity (“PIPE”) financing in connection with SES’ pending business combination with Ivanhoe Capital Acquisition Corp. (NYSE: IVAN) (“Ivanhoe”). Honda agreed to join industry leaders General Motors, Hyundai Motor Company, Geely Holding Group, SAIC Motor and Foxconn as the sixth major international car manufacturer to invest in the combined company. Immediately following the business combination, PIPE proceeds are expected to total $275 million and Honda will be the largest single PIPE investor owning approximately 2% of the outstanding shares of the combined company (assuming no redemptions by public shareholders of Ivanhoe).

Honda has been looking into several options toward the realization of high-capacity, safe and low-cost next-generation batteries. The joint development agreement, following Honda’s previous agreement to invest in the PIPE, is a testament to Honda’s long-term plan to leverage key technologies SES has developed to broaden options for next-generation batteries for Honda.

“We are thrilled to have Honda sign a joint development agreement following its agreement to invest in the PIPE, and look forward to building upon this important strategic partnership,” said Qichao Hu, SES Founder and Chief Executive Officer “Our innovative hybrid lithium-metal technology is a compelling solution for combining higher energy density with industry leading performance characteristics and high manufacturability. As we look beyond the expected close of the business combination, through the support of Honda and all of our strategic and financial investors, we are well positioned to execute our development and production plans to bring next generation battery technology to global EV manufacturers.”

“The battery is an essential component of EVs, and Honda has been concurrently looking into several options toward realization of high-capacity, safe and low-cost next-generation batteries,” says Shinji Aoyama, Managing Executive Officer in Charge of Electrification, Honda Motor Co., Ltd. “Recognizing the advanced technologies of SES, Honda signed a joint development agreement with SES with the aim of establishing a good relationship with SES and expeditiously generating substantial achievements through our joint research activities. Honda will continue to establish collaborative relationships with companies which have advanced technologies, as needed, to offer highly-competitive and attractive EVs to our customers.”

As previously disclosed, in July 2021, SES announced plans to list on the New York Stock Exchange (NYSE) through a business combination with Ivanhoe. Upon the closing of the transaction, the combined company will be named SES AI Corporation. The parties expect that the Class A common stock and warrants of the combined company will be listed on the NYSE under the ticker symbols “SES” and “SESW,” respectively. On January 10, 2022, SES announced that the U.S. Securities and Exchange Commission (the “SEC”) declared effective Ivanhoe’s registration statement on Form S-4 (File No. 333-258691) related to the proposed business combination of Ivanhoe and SES, and Ivanhoe has mailed a definitive proxy statement/prospectus to its shareholders and public warrant holders of record as of December 14, 2021 who are entitled to vote at its Extraordinary General Meeting of Shareholders and Special Meeting of Warrant Holders to be held on February 1, 2022 at 9:00 a.m. ET and 9:15 a.m. ET, respectively, to approve the proposed business combination, certain changes to Ivanhoe’s warrants and the other matters proposed to be voted on at such meetings.

About SES

SES is a global leader in development and production of high-performance Li-Metal rechargeable batteries for electric vehicles (EVs) and other applications. Founded in 2012, SES is an integrated Li-Metal battery manufacturer with strong capabilities in material, cell, module, AI-powered safety algorithms and recycling. Formerly known as SolidEnergy Systems, SES is headquartered in Boston and has operations in Singapore, Shanghai, and Seoul. To learn more about SES, please visit: ses.ai/investors/

About Ivanhoe Capital Acquisition Corp.

Ivanhoe Capital Acquisition Corp. (NYSE: IVAN) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Ivanhoe was formed to seek a target in industries related to the paradigm shift away from fossil fuels towards the electrification of industry and society. To learn more about Ivanhoe, please visit: ivanhoecapitalacquisition.com

Forward-looking statements

All statements other than statements of historical facts contained in this press release are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the business combination and the related PIPE financing, the timing of the business combination, the Extraordinary General Meeting of Ivanhoe’s shareholders and the Special Meeting of Ivanhoe’s warrant holders, statements regarding the development and commercialization of SES’s products, including in connection with Joint Development Agreements, the amount of capital and other benefits to be provided by the business combination and the related PIPE financing, estimates and forecasts of other financial and performance metrics, and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES’s history of no revenues and net losses; the risk that SES’s joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES’s battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES’s batteries; risks relating to machinery used in the production of SES’s batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES’s intellectual property portfolio; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe's Annual Report on Form 10-K filed with the SEC on March 31, 2021 and in Ivanhoe’s proxy statement/prospectus relating to the proposed business combination, filed with the SEC on January 7, 2022, including those under “Risk Factors” therein, and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views only as of the date of this press release. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information

This press release relates to the proposed business combination between Ivanhoe and SES. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ivanhoe has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the Extraordinary General Meeting of Ivanhoe's shareholders (the “Definitive Proxy Statement”). The Definitive Proxy Statement has been sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders are able to obtain free copies of the registration statement, the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed Business Combination. You can find information about Ivanhoe’s directors and executive officers and their interest in Ivanhoe can be found in the Definitive Proxy Statement and Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Definitive Proxy Statement, and any changes will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Contact Information

Media: Irene Lam ilam@ses.ai

Investors: SESIR@icrinc.com

4